SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI
RESOURCES INC.

NEWS RELEASE

ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

04030543

Date: May 19, 2004

ALTAI RESOURCES INC. ANNOUNCES CONDITIONAL SALE OF LAC ST. PIERRE GAS PROPERTY, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) (the "Company") and its joint-venture partner Petro St-Pierre Inc., a Montreal based private company, have signed on April 8, 2004 an agreement for the conditional sale of the Lac St. Pierre gas property of five permits to Bolcar Énergie Inc. ("Bolcar") of Montreal. The sale price is $7.9 million payable in Bolcar common shares at a deemed value of 25 cents per share. Altai's share of the sale proceeds will be approximately $4.2 million. To close the agreement Bolcar has to have raised a minimum additional equity financing of $1.2 million and be listed on the TSX Venture Exchange as a Tier 2 company by October 7, 2004. Bolcar, which is listed on the TSX Venture Exchange as a capital pool company (BOE.P, TSX Venture), had about 5.5 million issued and outstanding shares and $585,000 in its treasury as of December 31, 2003. The agreement which is subject to approvals of the TSX Venture Exchange and all applicable regulatory authorities is summarized in Altai's annual report for the year ended December 31, 2003 which has been mailed to the shareholders of the Company. Dr. Kacira is also a director and shareholder of Bolcar.

The adjacent Sorel gas property of 49,500 hectares is not part of this transaction.

Further information on Altai's gas projects can be obtained from the Company's annual report filed with SEDAR (www.sedar.com) and from Altai's web site at www.altairesources.com.

ALTAI RESOURCES INC. IS A MINING EXPLORATION COMPANY WITH A PORTFOLIO OF PROMISING NATURAL GAS, GOLD, NICKEL AND OTHER BASE METALS PROPERTIES IN CANADA AND PHILIPPINES.

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact

Dr. Niyazi Kacira
President and CEO
Tel: (416) 383-1328
Fax: (416) 383-1686
Email: altai@arex.com
Internet: http://www.altairesources.com